Putnam Global Natural Resources Fund, as of August 31, 2011 annual report

77E Legal proceedings

Regulatory matters and litigation

In late 2003 and 2004, Putnam Management settled charges brought by the SEC and the Massachusetts Securities Division in connection with excessive short term trading in Putnam funds. In July 2011, the fund recorded a receivable of $59,335 related to restitution amounts in connection with a distribution plan approved by the SEC. These allegations and related matters have served as the general basis for certain lawsuits, including purported class action lawsuits against Putnam Management and, in a limited number of cases, some Putnam funds. In May 2011, the fund received a payment of $990 related to settlement of those lawsuits. Putnam Management has agreed to bear any costs incurred by the Putnam funds as a result of these matters.